Explanatory Note: The following is a communication issued by KeyCorp to certain of its employees.

Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: October 30, 2015

Better Together - Leader's Guide

KeyBank and First Niagara are Better Together... Better for our clients, our employees, our communities, and our shareholders.

By now, you have heard that KeyCorp and First Niagara are combining forces to form the 13th largest U.S. commercial bank.

Our cultures, our relationship-based strategies and our collective commitment to the communities we serve are a great fit and we have a bright future together.

Better Together

KeyBank and First Niagara are joining forces to become the best regional bank in the U.S.

Why are we "Better Together"

KeyBank and First Niagara are a powerful combination that together, creates a high performing regional bank with compelling shareholder returns. The merger consideration will be approximately $4.1 billion. As of September 30, 2015:

- Key has 972 branches and 13,853 employees.
- First Niagara has 394 branches and 5,397 employees.
- The combined organization will have $135 billion in assets and 3 million clients.

This agreement will create a leading bank in Upstate New York, with a strong market presence in Buffalo, Albany, Syracuse, and Rochester and expand KeyBank's footprint into Pennsylvania, Massachusetts, and Connecticut.

Important Dates

Oct. 30: Announcement day

Week of Nov. 2: KeyBank and First Niagara Employee Town Halls in market

3Q16: Legal close of transaction

4Q16: Client and systems conversion

For additional resources, see the Leader Toolkit, which includes:

- Message Map
- Frequently Asked Questions
- Client Speaking Points

How Leaders Can Help and Support

As leaders, it is important that we recognize how much our two organizations have in common and that we highlight this for our employees:

- We keep the client at the center of all we do because we believe that good relationships and good service matter.
- We are both people-first organizations who make a promise to our employees that they will do work that matters, have opportunities for growth and be recognized and rewarded for results.
- Key and First Niagara also share values-based cultures centered on teamwork, respect, accountability, integrity and leadership.
- We share a strong sense of community with a focus on helping our neighbors prosper and our communities thrive.
- We will reward our shareholders by being a focused, well-run regional bank with a strong risk culture.

1

KeyBank and First Niagara are a powerful combination
We’ve known and respected each other for decades and now we’re joining forces.
KeyBank and First Niagara are driven by a shared commitment to the clients and the communities we serve.
This strategic opportunity will bring compelling and complementary geographies, business models and capabilities to our shared 3 million clients.
Our organizations believe that employees are our greatest asset and the source of our strength. And, we are excited to bring together teams that share the same focus on clients and a passion for delivering the right banking solution at the right time.
KeyBank and First Niagara have award-winning cultures of philanthropy, community development and community service.
We plan to continue to fully participate in the economic development of, and civic commitment to, the markets we proudly serve. In fact, KeyBank Foundation expects to meet all outstanding commitments of the First Niagara Foundation.
KeyBank and First Niagara are Better Together
Senior Leaders are committed to doing what’s right for our employees, our clients, our communities, and our shareholders.
We have the shared expertise, the culture, the capital, and the capacity to ensure a successful transition.
You can expect to hear from us early and often about transition and integration activities and you will be told what we know, when we know it.
We will stand up a merger integration team that will include KeyBank and First Niagara team members.
However, while the integration is going on, we must continue to serve our clients and keep them at the center of all we do.
Initially, our clients will not change how they bank. If you are a KeyBank client, you will remain a KeyBank client. If you are a First Niagara client, you will remain a First Niagara client. In addition, accounts, account numbers, credit and debit cards and the bank systems clients access will all remain the same.
Transition guiding principles. Put the client first; treat all employees with respect; trust the process; be decisive; and reward the shareholder.
In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

Leader Toolkit—For Internal Use Only

PLAYING TO WIN & BETTER TOGETHER
WORKING TOGETHER TO BECOME THE BEST REGIONAL BANK IN THE U.S
Overview
This document is a consolidated resource for leaders to use as a guide in addition to the Leader Guide when conducting conversations with their teams and clients regarding the KeyBank and First Niagara integration as announced on October
30, 2015.
This document should not be distributed.
Contents Pages
Message Map … 3
Frequently Asked Questions 4—8
Client Speaking Points 9 -10
Client Q&As … 11
Regulatory Statement 12 -13
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Our cultures, our strategies & our collective commitment to the communities we serve are a great fit. Let's create a bright future together!

For KeyBank & First Niagara

Together, we are strong – both financially & culturally.

We will grow by building enduring client relationships and delivering great service.

- We are combining forces to form the13th largest U.S. commercial bank, with a strong regional presence across diverse, high-share and attractive markets.
- We offer a broad range of products and expertise delivered locally to individuals and businesses.
- We share Main Street values and together, we can offer Wall Street capabilities.
- We have the shared expertise, the culture, the capital and the capacity to ensure a seamless transition.
- We adhere to the highest standards of fair, ethical and responsible banking.

For Our Clients

Together, we keep the client at the center of all we do.

We are different from our competitors because client relationships and service truly matter to us.

- We offer smart advice and great service that is well prepared, easy and seamless across all channels.
- We demonstrate a confidence that sets us apart from other bankers. Clients view us as an important partner, seek our guidance and appreciate the value they receive.
- We share our expertise, knowledge and ideas in a way that makes clients feel they're making the right financial decisions.
- We go beyond welcoming to engaging by listening and responding in a real, genuine and productive way.

For Our Employees

Together, we do work that matters, we have opportunities for growth & our efforts are recognized & rewarded.

We share the values of Teamwork, Respect, Accountability, Integrity and Leadership.

- We believe that employees are our greatest asset a d the source of our strength and we want our company to be a great place for them to work.
- Our cultures value diversity and inclusion – each day we are encouraged to bring our authentic selves to work.
- Our employees courageously embrace the changes required by our clients and the marketplace.
- We offer opportunities for growth as well as competitive, comprehensive and responsive employee benefits.

For Our Communities

Together, we help our neighbors prosper & our communities thrive.

We put our communities first.

- We have award winning cultures of philanthropy, community development & civic service.
- We have nearly $5 billion combined, in lending and investments supporting underserved individuals and communities.
- Annually, we combine to give nearly $30 million to countless civic needs.
- Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities we so proudly serve.
- We intend to honor the current commitments of the First Niagara and KeyBank Foundations.

For Our Shareholders

Together, we reward our shareholders.

We are a focused, well-run regional bank with a strong risk profile.

- We leverage our scale to grow and deepen client relationships and deliver greater efficiency.
- We maintain a strong balance sheet with high quality, diverse revenue streams.
- We remain disciplined in how we manage capital.
- We have strong capital ratios, liquidity and credit quality.
- We effectively manage risk and reward by maintaining a moderate risk profile.
- There is significant upside potential for shareholders of both companies.

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Frequently Asked Questions:
Merger
Why are we “Better Our cultures, our strategies and our collective commitment to communities we serve are a great fit. We are
Together”? combining forces to form the 13th largest commercial bank headquartered in the U.S. with a strong regional presence across diverse, high share and attractive markets. We have the shared expertise, the culture, the capital and the capacity to ensure a seamless transition.
When will the merger be Legal close (the date we become one company) is currently expected to occur in Q3 2016 with client and systems completed? conversion in Q4 2016. However, there are items that could impact timing (e.g., regulatory approval), so these are our best projections at this point.
Are there plans to offer We will be highly focused on both clients and employees as we move through this transition. As we work together to retention programs? understand the current environment in both organizations and our target environment as we come together as one, there will be decisions made with respect to organization structure and roles. Through the transition process we anticipate the need for retention awards and/or completion bonuses tied to important transition milestones.
Information will be shared with employees as decisions are made.
Benefits and Compensation
What benefits does Key Key is committed to providing competitive, comprehensive and responsive benefit programs to address employees’
offer? diverse needs.
Benefits include:
· Medical, Dental, Vision and employer contribution to a health savings account (HSA)
· Disability and life insurance plans
· 401(k) Savings Plan (dollar for dollar match up to 6% and annual discretionary profit sharing contribution)
· Employee Assistance Program
· Flexible PTO and various leave of absence programs
· Discounted stock purchase plan
· Education assistance
· Matching charitable gift and Community leadership grant programs
We are also committed to making the transition as smooth as possible and providing information when it’s available.
Over the next several weeks, as the transition begins, we will be sharing more information on all of our benefit offerings.
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Can you tell me more about We jointly have award winning cultures of philanthropy, community development and civic service.
your matching gifts
program? Key has a dollar for dollar match of a charitable donation up to $2,000 per year and a leadership grant program of
$500 for up to 4 board positions.
Will our philanthropic Yes, we will build on our strong traditions of philanthropy and community development through consistent civic commitments through our commitment to the communities we so proudly serve.
foundation be met? Key will keep the commitments to our communities made by both foundations and are excited about the opportunity to expand current commitments and explore new opportunities that will best serve our communities.
Can you tell me more about Key promotes the participation of employees in outside educational activities to increase their knowledge and education assistance? improve skills. To encourage employees to continue their education, Key offers education assistance through tuition reimbursement to eligible employees who study at regionally accredited schools.
What benefits will I be As you know, open enrollment is currently in process for 2016. Based on the information we have at this time, we eligible for after the expect your current benefits will remain in effect through the end of 2016. In 2017, we anticipate that we will be on integration is complete? one common set of benefits.
What kind of medical plan Key provides two high deductible health plans with prescription benefits and an HSA option for medical coverage, as does Key offer? well as dental and vision coverage. You will have the opportunity to qualify for an employer-funded wellness incentive. Qualified participants receive their incentive deposited into their HSA account in January.
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What retirement plans does Key offer?	Our concern for the wellness of our employees expands beyond the physical and into financial wellness. We want to ensure that our employees are financially prepared for retirement. Key offers several plans to help you prepare for retirement: **401K:** Employee Contributions: • All full-time and part-time employees immediately eligible to defer • Pre-tax and/or Roth after-tax contribution rate 1% - 100% up to IRS limit ($18,000 for 2015) KeyCorp Contributions (after one year of service): • Company match - $1 for $1 up to 6% • Annual discretionary profit sharing contribution **Vesting:** • 100% vesting in matching contributions • 3 year cliff vesting for annual discretionary profit sharing contribution **Investment options:** • 16 fund choices – target date, index and actively managed funds **Discounted Stock Purchase Plan:** • Allows employees to purchase Key stock through automatic payroll deductions at a 10% discount.
What is Key's approach to compensation?	We provide competitive pay and benefits that support our efforts to attract, retain, motivate and develop the people we need to serve our clients. We reward strong performance, focus on the link between pay and sustainable performance, both at the company and individual levels, and reinforce both short- and long-term performance objectives; we differentiate pay and awards based on performance. Our total compensation includes: • Base compensation • Short-term incentive compensation (Annual Incentive Program) • Long-term incentive compensation (Equity-Based Compensation)
Will there be any immediate changes to my compensation?	No, there are no plans to make any immediate changes to compensation (both base pay and incentive opportunities).

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Employment	
Will I receive an offer of employment from Key?	Many First Niagara employees will be offered employment with Key effective the date of legal close (the date we become one company), which is currently expected to occur in Q3 2016. Any employee whose position is eliminated will have an opportunity to be considered for other open positions. Employees whose position is eliminated and where no comparable position is offered will be eligible for separation pay (i.e., severance pay).
Would my job change?	For now, your job remains the same. The integration team will be reviewing roles and responsibilities and will provide more information closer to the closing date.
Can I choose to decline an offer of employment from Key?	Yes, but if you choose to decline a comparable offer, you will not be eligible for separation pay (i.e., severance pay).
What happens if my position is eliminated after the closing date?	If your position is eliminated, you will be eligible for separation pay (i.e., severance pay).
Payroll	
When and how will I be paid by Key?	Key currently operates a very similar biweekly pay cycle with a one week lag – pay day will be on every other Friday. You will continue to receive your pay as you do now, either through direct deposit or paycheck. More information will be provided regarding the conversion to Key's payroll closer to the transition date.
Policies	
Will my years of First Niagara service be counted when calculating eligibility for benefits under Key's plans?	Yes, employees will receive credit for time worked with First Niagara for benefit purposes except for the employer subsidy of the KeyCorp Retiree Medical Plan.
What is Key's PTO policy?	Key recognizes the importance of paid time off and provides a competitive paid time off benefit. Key provides employees one "bucket" of time - Paid Time Off days or "PTO" - to be used for vacation, sick, and personal reasons. PTO allowance is based on job grade and years of service with the organization. Unused PTO at year end may be carried over to a maximum of ten days to be used for absences related to illness.

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Will I be able to take my Yes, you will be able to take time off that has been scheduled and approved through your manager.
scheduled time off in 2016? More information about how PTO will be administered after the integration will be communicated closer to the transition date. More information on Key’s policies will be available soon.
What holidays does Key All employees receive 10 holidays (including 7 observed and 3 floating holidays) each calendar year. The holidays observe? that are observed by Key’s Community Bank are:
· New Year’s Day
· Martin Luther King Jr. Day
· Presidents Day
· Memorial Day
· Independence Day
· Labor Day
· Columbus Day
· Veterans’ Day
· Thanksgiving Day
· Christmas Day
Presidents’ Day, Columbus Day and Veterans’ Day may not be observed holidays of all areas of Key. If not observed, employees receive a floating holiday to be used at a later time with manager’s approval. If a holiday is observed, employees will be paid holiday time by using a floating holiday.
Does Key offer discounts or Yes, to reward employees and to encourage them to use and understand Key’s products and services so that they special offers on its can recommend them to our clients, numerous products and services are offered to employees at reduced service products and services to charges and/or rates. Employees are considered to be among Key’s most valued clients.
employees?
Other
Who will be my manager at For the near term, First Niagara employees will continue to report to the same manager as they do now. You have
Key? our commitment that we will be as transparent and timely as possible in sharing any changes.
What happens now? Key is committed to making your transition as easy as possible. That means providing you with the information you need about Key, answering your questions and keeping you up-to-date on the status of the integration.
While Key recognizes times of change can be challenging – they also are filled with opportunity. We value your support and participation as we become better together.
Please Note: The benefits information provided here does not supersede the actual plan documents, which, in all cases, are the final authority. Plan documents will be distributed at the time of enrollment into the plans
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Client Speaking Points
· Key and First Niagara are coming together to form one company, creating the 13th largest commercial bank headquartered in the
United States. We anticipate a seamless transition to combined services since both banks place clients at the center of all w e do.
Both banks also share a tradition of community support and civic contribution.
· We can assure you that, initially, you will not change how you bank. If you are a KeyBank client, you will remain a KeyBank client. If you are a First Niagara client, you will remain a First Niagara client.
Your accounts, account numbers, credit and debit cards and the bank systems you access all remain the same.
· We can also assure you there will be no surprises as we bring our teams and systems together. You can count on us to keep you updated throughout the process.
· Combining forces means we can do more to help our clients make confident financial decisions and to help our communities to prosper and to thrive. Together, we are better.
Consumer clients benefit because they have additional access to a consistent, high-quality banking service, provided when and how individual clients prefer. For example:
· A combined footprint across 15 states, with particularly deep presence in the Northeast. All told, the combined bank branch network includes Alaska, Colorado, Connecticut, Idaho, Indiana, Maine, Massachusetts, Michigan, New York, Ohio, Oregon,
Pennsylvania, Utah, Vermont and Washington State.
· An expanded ATM network that complements mobile, online and telephone banking resources.
· Service from a bank that is excited about innovation. We look forward to combining our strength, insight and energy to continue to create services and processes that make banking convenient.
Hassle-Free Account and Simple Checking – services that help to make banking straight-forward.
Creating a new and improved branch experience that consistently makes clients the center of attention and expertise.
Constantly expanding and improving digital banking to meet needs of a growing digital client base.
Business clients benefit because both banks value an integrated approach that sets us apart from any other regional bank. The combined bank will leverage our increased size and expanded resources to do even more to help business owners attain their business goals. For example:
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· Building on a community bank approach that combines Main Street values and Wall Street resources.
· An innovative small business client resource center with expertise to find the best solution for individual small business issues.
***
Communities benefit because we believe when our clients and our communities prosper and thrive, we all do well. We look forward to offering consistent civic commitment to the communities we serve and by fully participating in those markets’ economic develo pment.
We are proud of our traditions of philanthropy, community development and civic service. For example:
· Combined, Key and First Niagara have made nearly $5 billion in lending and investments supporting underserved individuals and communities.
· Across our footprint, we give nearly $30 million each year to help meet community needs.
· Over the past three years, Key and First Niagara employees have volunteered over 500,000 hours to the communities we proudly serve.
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Client Q&As
1. What happens to the bank branch/ATM/online banking site I use?
In the short term, nothing will change. If you are a KeyBank client, you will remain a KeyBank client. If you are a First Niagara client, you will remain a First Niagara client. Your accounts, account numbers, credit and debit cards and the bank systems you access all remain the same.
2. Why is Key acquiring First Niagara?
Key and First Niagara together make sense for our clients and our communities. We will be able to help our clients make better, more confident financial decisions. Growing our footprint with another bank that shares our culture and strategies is a way to help our clients.
3. But I like the way things are at my bank (Key or First Niagara) now. I don’t want everything to change.
We understand that. That’s why we chose a bank that shares our priorities. We are two banks that value client relationships a nd place a high priority on client service. That means we are able to bring the best of both banks to you and other clients.
4. I know KeyBank has closed branches. So how does it make sense for Key to have even more branches?
Branch locations are and will continue to be an important part of our strategy. We are excited that we are adding new locations to serve you, both in branches and ATMs.
5. I have a question about my First Niagara account – can you help me? (For KeyBank Use)
For the time-being, you are still a First Niagara client and I am disappointed I cannot help you with your question. However, you can talk directly to First Niagara’s customer support team who would be happy to help you at 1-800-421-0004.
6. I have a question about my KeyBank account – can you help me? (For First Niagara Use)
For the time-being, you are still a Key Bank client and I am disappointed I cannot help you with your question. However, you can talk directly to Key Bank customer support team who would be happy to help you at 1-800-539-2968.
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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION
STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective
Facebook pages and through their Twitter accounts and LinkedIn accounts.
KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint
Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy
Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
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FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
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